INVEST IN **DOWNLAND**

The accelerator for regenerative farmers & ranchers



godownland.com Austin, TX

Highlights

1. Advisors with over 90 years of farming & ranching experience, featured in Common Ground film, TEDx
2. Over 200 ranching residency applicants on our waitlist
3. $61,000 in farm product pre-sales
4. Founded by 3x startup executive named to #10 on Inc. 5000 in Financial Services
5. Signed letters of intent from 17 landowners (and counting!)
6. Over 7,000 email subscribers

Featured Investor

Brittany Conard Follow

Syndicate Lead

Invested $1,000

Head of Ops, Cat Herder, and Motorycle Rider

"Care about where your food comes from and support local produce. The food we consume has a significant impact on our health. Witnessing Jessi and her team's unbelievable passion for this cause is truly exhilarating. They are dedicated to promoting the importance of knowing the origin of our food. This movement is essential for the future we envision. Our society has long been in need of a greater emphasis on locally sourced and sustainable food options."

Our Founder

Jessi Roesch Founder

3x startup executive named to #10 on Inc. 5000 in Financial Services, Terra.do Climate Fellow, ex-GE, unicorn alumni (Degreed)

Pitch

Farming & ranching is about to change.

According to the UDSA, over 1,500,000 farms will change hands in the next 20 years — that's over 70% of them. 🤯 Those without an heir to carry on the operation have limited options for maintaining their land in agriculture, putting local food supply chains at risk and exacerbating food security challenges for communities.

communities.

As of January 1, 2024, the U.S. beef cattle herd was at its lowest level since 1951, according to the U.S. Department of Agriculture (USDA). 🐮 The total inventory of beef cows, milk cows, bulls, replacement heifers, other steers and heifers, and the calf crop for the year was 87.2 million head, which is 2% lower than the same time in 2023. The calf crop was also estimated at 33.6 million head, which is down 2% from 2023 and the smallest since 1948.

In 2023, the US imported more food than it exported for the first time in many years, according to the USDA with over a $17 billion deficit. 📉



THE PROBLEM
Over 1,500,000 farms will change hands in the next 20 years.
That's 70% of US farms, many without an heir to manage it.

Soil health is human health.

Remember the food chain? ♻️ Nutrients from the soil end up in our food and end up in us.

In the US alone, $44 billion is lost each year from soil erosion. Erosion from agricultural lands pollute waterways and contribute to climate change. Less nutrients in the soil mean less nutrients in our food. The food we eat today contains less protein, minerals and vitamins than 50 years ago, according to the Rodale Institute.

Regenerative agriculture improves soil health through ecologically-minded agronomic principles like cover cropping, rotational grazing and reduced tillage. Regenerative agriculture operations are 120% more profitable, require fewer inputs and are expected to generate $1.4 trillion in increased crop production by 2050.



THE SOLUTION
Regenerative agriculture improves soil health through ecologically-minded agronomic principles.
Regenerative practices are 120% more profitable, require fewer inputs and are expected to generate $1.4 trillion in increased crop production by 2050.
Source: Boston Consulting Group, ELD Initiative, Project Drawdown
Soil health is human health.

Regenerative is the new organic.

Besides being good for health, regenerative markets are growing quickly. The regenerative market today is valued at $8.7 billion, a similar size to the organic market in 2000. 📈 Since 2000, the organic market has grown into a $65 billion industry. Demand for regenerative products is forecasted to grow at a 14% CAGR by 2030, nearly 2x the rate of organic.

THE OPPORTUNITY
Meanwhile, demand for products that prioritize nutrition and sustainability is growing.
Regenerative markets are growing at twice the rate of organic.
This means a $30 billion market by 2032.
STRICTLY CONFIDENTIAL
Regenerative is the new organic.

Downland is a marketplace that matches landowners and the next generation of land stewards.

Aspiring residents apply to the program for community and training. Residents who proceed to farm or ranch ownership receive assistance in establishing their

who proceed to farm or ranch ownership receive assistance in establishing their entity. Downland earns income through a revenue share model on ongoing farm revenues. Trained farmers are matched with land for their operation, with an initial go-to-market focus on absentee landowners. Farm businesses receive access to blended capital through investments, loans and grants.

- 17 Landowner LOIs (and counting!)
- Over 200 ranching residency applicants
- $61,000 pre-sales
- Over 7,000 email subscribers



downland
Our marketplace matches landowners with the next generation of regenerative land stewards.
downland
Connecting Landowners with Aspiring Farmers and Ranchers

We're laser-focused on land and accelerate with world-class partners.

With lightweight succession planning tools, landowners can understand if Downland fits their long-term plan. Our succession planning tools are designed in partnership with attorneys and landowner advocacy groups. We accelerate the training and operations with world-class partners and experts in the food industry supporting back office operations, grant access, debt financing and go-to-market delivery.



Product Roadmap
We're laser-focused on land
With lightweight tools, landowners can understand if Downland fits their long-term plan.
Land Match
Training
Capital
Go-to Market
Design Partners
Your Farm, Your Legacy
Continue with Apple

Downland has an early-mover advantage in the US.

Downland's competitors focus on existing farms, rather than new ones. We have a distinct, first mover advantage when it comes to matching and launching operations for new regenerative operations in the USA. Other similar operations are outside of the US, don't provide startup support through capital or land matching, or simply offer a tech solution without hands-on engagement in operations. Think of us like a startup accelerator or franchise for farms, but with more skin in the game: We invest in their success and stay engaged for the long-term.

Competition

We have an early mover advantage in the US

	SLM Partners	MAD Ag	Lentelands	ReNature	Soil Heroes	downland
Training & Community		✔	✔	✔	✔	✔
Land Matching			✔			✔
Go-to-Market Support	✔	✔	✔			✔
US-Based	✔	✔				✔
Carbon Capture					✔	Roadmap
Nonprofit Arm		✔	✔	✔	✔	Roadmap
Succession Support						Roadmap

STRICTLY CONFIDENTIAL.

Our scale will enable entry into adjacent industries.

Downland's long-term investment in its community of farms is our most powerful moat. As we scale, we are poised to enter adjacent industries that are enabled by food and land.

Examples include direct land acquisition, supply chain coordination, nature-based carbon solutions, insetting/offsetting, succession planning support, ecotourism and farming as an amenity.

We remain relentlessly focused, but excited for the future.



The Long Haul
Scale will support adjacent industry entry
Regenerative farming & ranching
Direct land acquisition & leaseback
Supply chain coordination
Nature-based carbon solutions
Ecotourism

We've got the best team in the field (pun intended).

Our extended team has 90 years of farming & ranching experience, and are sought after experts. They include startup founders and industry leaders. Our team are alumni of organizations like TechStars, Save Barton Creek Association, Texas Conservation Corps, City of Austin, and General Electric. They have been featured in TED Talks, *Kiss the Ground* and *Common Ground* documentaries, the Enviro Aware YLS Summit and other climate and industry events.

Our founder, Jessi Roesch (rhymes with "fresh") has over a decade of experience driving transformation at startups, unicorns and enterprise companies. Her credentials include:

- Terra.do Climate Fellow
- BCarbon Soil Health Committee Member
- Entrepreneur-in-Residence at Antler VC (selected from less than 3% of applicants)
- 3x startup executive
- Led prior company to #10 in Financial Services on the 2023 Inc. 5000 list
- General badass: CrossFit L2, 5th Place Olympic Weightlifting for the 2023 Texas State Championships (W35 59kg division), election volunteer, was once nearly robbed at knife point but stopped the crime in progress by sternly saying "NO".

downland
We've got the best team in the field
Jessi Roesch
Founder & CEO
Antler, GE, Degreed, Spruce
Eirik Olsen
VP, Finance
Capital One, Harvard
Brittany Conard
VP, Marketplace Operations
Spruce, Buildforce
Leron Giesting
Alejandro Carrillo
Understanding Ag
Regenerative Agriculture Advisory Team
Rebecca Tasker
Community & Training Program Director
Texas State, Texas A&M
Cassidy Stillwell
Ranching Resident
Texas Conservation Corp

Don't miss out. Invest today.